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                                                                    EXHIBIT 99.1

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

     In this Form 10-K and from time to time, we may make forward looking statements regarding, among other matters, our future strategy, product development plans, productivity gains of its products, financial performance and growth. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements address matters which are subject to a number of risks and uncertainties, including the following:

Our Sales Reflect the Cyclicality of the Semiconductor Industry Which Can Cause Our Operating Results to Fluctuate Significantly and Could Cause Us to Fail to Achieve Anticipated Sales.

     Our business, including the recently acquired businesses of the STEAG Semiconductor Division and CFM, have depended in significant part upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that are opening new or expanding existing fabrication facilities. The level of capital expenditures by these manufacturers of semiconductor devices depends upon the current and anticipated market demand for such devices and the products utilizing such devices. The semiconductor industry is highly cyclical. Following the very strong year in 2000, the semiconductor industry now faces a significant downturn in 2001, and we and other industry participants are experiencing significant order delays and cancellations. The severity and duration of the downturn are unknown. When these downturns occur, our operating results and financial condition may be adversely affected. We anticipate that a significant portion of new orders will continue to depend upon are demand from semiconductor manufacturers and independent foundries that build or expand large fabrication facilities. If existing fabrication facilities are not expanded or new facilities are not built, demand for our systems may not develop or increase, and we may be unable to generate significant new orders for our systems. If we are unable to develop new orders for our systems, we will not achieve anticipated net sales levels. Any future downturns or slowdowns in the semiconductor industry will materially and adversely affect our net sales and operating results. Following the acquisition of the STEAG Semiconductor Division and CFM, we are a larger, more geographically diverse company and may be less able to react quickly to the cyclicality of the semiconductor business, particularly in Europe and in other regions with restrictive laws relating to termination of employees.

Most of Our Revenue Comes from a Small Number of Large Sales, and Any Delay in the Timing of Individual Sales Could Cause Our Operating Results to Fluctuate from Quarter to Quarter.

     A delay in a shipment or a customer acceptance event near the end of a quarter may cause net sales in that quarter to fall below our expectations and the expectations of market analysts or investors. Currently, we derive most of our revenues from the sale of a relatively small number of expensive systems. The list prices on these systems range from $500,000 to over $2.2 million. Each sale, or failure to make a sale, could have a material effect on us. Our lengthy sales cycle for each of our systems, coupled with customers' competing capital budget considerations, make the timing of customer orders uneven and difficult to predict. In addition, our backlog at the beginning of a quarter is not expected to include all orders required to achieve our sales objectives for that quarter. As a result, our net sales and operating results for a quarter depend on our shipping orders as scheduled during that quarter as well as obtaining new orders for systems to be shipped in that same quarter. Any delay in scheduled shipments or acceptances or in shipments or acceptances from new orders would materially adversely affect our operating results for that quarter, which could cause our stock price to decline.

     In the past, we have experienced cancellation of orders, and there can be no assurance that further order cancellations or reductions in order growth or
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the level of overall orders for semiconductor capital equipment will not have a further material adverse effect upon our business or results of operations. The need for continued investment in research, development and engineering, marketing, and customer satisfaction activities may limit our ability to reduce expenses in response to continued or future downturns in the semiconductor industry. Our net sales and results of operations could be materially adversely affected when downturns or slowdowns in the semiconductor markets occur in the future.

Our Ability to Integrate Successfully the Businesses of the STEAG Semiconductor Division and CFM with Each Other and with Our Own Business is Uncertain.

     After consummating the acquisition of the STEAG Semiconductor Division and CFM, we are in the process of integrating three previously independent and separate business operations. The integration of the three businesses is complex, time-consuming and expensive, particularly where these businesses have substantial international business operations. The integration requires significant efforts from each company, including the coordination of their research and development and sales and marketing efforts. We may find it difficult to integrate the operations of the STEAG Semiconductor Division and CFM. Our combined company has a large number of employees in widely dispersed operations in California, Pennsylvania, Germany, and other locations, which will increase the difficulty of integrating operations. Current personnel may leave us, the STEAG Semiconductor Division or CFM because of the recent business combinations. The challenges involved in this integration include, but are not limited to, the following:

     .    retaining existing customers of each company;

     . retaining and integrating our management and other key employees with those of the STEAG Semiconductor Division and CFM;

     . transitioning all world-wide facilities to common accounting and information technology systems;

     . integrating purchasing and procurement operations in multiple locations;

     . coordinating research and development activities to enhance introduction of new products and technologies;

     .    combining product offerings and product lines effectively and quickly;

     . integrating sales and marketing efforts so that customers can understand and do business easily with the combined company;

     .    coordinating manufacturing operations in a rapid and efficient manner;

     It is not certain that the STEAG Semiconductor Division and CFM can be successfully integrated with us in a timely manner or at all or that any of the anticipated benefits will be realized. Risks from unsuccessful integration of the companies include:

     . the impairment of relationships with employees, customers, and suppliers;

     . the potential disruption of the combined company's ongoing business and distraction of its management;

     .    delay in introducing new product offerings by the combined company;
          and

     .    unanticipated expenses related to integration of the three companies.

     We may not succeed in addressing these risks. Further, we cannot assure you that the growth rate of the combined company will equal the historical growth rates experienced by us, the STEAG Semiconductor Division, or CFM,
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individually.

To Effectively Manage Our Growth and Greatly Expanded Operations Following the Completion of the Transactions with STEAG and CFM, We Will Need To Improve Existing and Implement New Systems, Procedures, and Controls.

     Following consummation of the merger, we are responsible for integrating and managing expanded operations, including operations in new geographic locations that may place a significant strain on our management information systems and our administrative, financial, and operational resources. We are making additional significant investments in research and development to support product development. We have grown from 349 employees at December 31, 1998, to 443 at December 31, 1999, to 641 employees at December 31, 2000, to over 2,000 employees world-wide at January 31, 2001, following consummation of the merger. This expansion will continue to result in substantial demands on our management resources. To accommodate continued anticipated growth and expansion following completion of the transactions, we will be required to:

     . improve existing, and implement new, operational and financial systems, procedures, and controls;

     . manage the financial and strategic position of the acquired and developed products, services and technologies;

     .    hire, train, manage, retain, and motivate qualified personnel;

     .    and obtain additional facilities and suppliers.

     These measures may place additional burdens on our management and internal resources.

The STEAG Semiconductor Division and CFM Have Experienced Financial Losses and May Require Significant Financial Support from us.

     The STEAG Semiconductor Division and CFM have suffered losses from operations in recent periods. These acquired businesses may experience further losses that affect our financial results, reduce our earnings per share, and require us to fund those businesses to sustain their operations. In addition, the acquisition of these new businesses could reduce cost efficiencies or profitability, or result in unanticipated costs. If losses continue at historic levels for the STEAG Semiconductor Division and CFM, we may be required to use a significant portion of our cash balances.

The Transactions with STEAG and CFM May Fail to Achieve Beneficial Synergies.

     We entered into the merger transaction with the expectation that it would result in beneficial synergies between and among the semiconductor equipment businesses of the three combining companies. Achieving these anticipated synergies and their potential benefits will depend on a number of factors, some of which include:

     . our ability to timely develop new products and integrate the products and sales efforts of the combined company;

     . the risk that our customers, CFM's customers and the customers of the STEAG Semiconductor Division may defer purchasing decisions;

     . the risk that it may be more difficult to retain key management, marketing, and technical personnel after the consummation of the transactions; and

     . competitive conditions and cyclicality in the semiconductor manufacturing process equipment market.

     Even if we are able to integrate operations, there can be no assurance that
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the anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on our business, results of operations, and financial condition.

Our Reported Financial Results Will Suffer as a Result of Purchase Accounting Treatment and the Impact of Amortization of Goodwill and Other Intangibles, and Restructuring Charges Relating to the Transactions.

     We will account for the transactions as purchases of the STEAG Semiconductor Division and CFM by us under the purchase method of accounting. Under purchase accounting, we will record the fair value of the consideration given to STEAG in exchange for the stock of the STEAG Semiconductor Division, as well as the fair value of the consideration given in exchange for the outstanding CFM common stock and for the outstanding options to purchase CFM common stock assumed by us, plus the amount of direct transaction costs, as the cost of acquiring the STEAG Semiconductor Division and CFM. We will allocate these costs to the individual assets and liabilities of the companies being acquired, including various identifiable intangible assets such as acquired technology, acquired trademarks and trade names and acquired workforce, and to in-process research and development, based on their respective fair values. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period.

The amount of purchase cost allocated to goodwill and other intangibles is estimated to be less than $200 million. Assuming goodwill and other intangible assets were amortized in equal quarterly amounts over 5 years following completion of the transactions, the accounting charge attributable to these items would be approximately $10 million per quarter or $40 million per fiscal year. As a result, purchase accounting treatment of the transactions could have a material adverse effect on the market value of our common stock following completion of the transactions. We may incur restructuring costs in order to achieve desired synergies after the transactions, which will adversely impact future financial results. These restructuring costs could be a result of, but not limited to, the following:

     . severance costs associated with possible headcount reductions due to duplication; and

     . asset write-offs associated with manufacturing and facility consolidations.

Uncertainty Related to the Transactions with STEAG and CFM Could Harm Us.

     In response to the announcement of the merger, our customers or suppliers, or those of the STEAG Semiconductor Division and CFM, may delay or defer product purchase or other decisions. Any delay or deferral in product purchase or other decisions by customers or suppliers could have a material adverse effect on our business.

The Transactions with STEAG and CFM Could Adversely Affect Combined Financial Results.

     We expect to incur direct transaction costs of approximately $10.5 million in connection with the merger. If the benefits of the merger do not exceed the costs associated with the transactions, including any dilution to our stockholders resulting from the issuance of shares in connection with the transactions, our financial results, including earnings per share, could be adversely affected.

Our Quarterly Financial Results Fluctuate Significantly and May Fall Short of Anticipated Levels, Which Could Cause Our Stock Price to Decline.

     We intend to base our operating expenses on anticipated revenue levels, and a substantial percentage of our expenses may be fixed in the short term. As a result, any delay in generating or recognizing revenues could cause our
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operating results to be below the expectations of market analysts or investors, which could cause the price of our common stock to decline. Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

     . difficulty of assimilating the operations, products and personnel of the acquired businesses, particularly where these involve international operations;

     .    market acceptance of our systems and the products of our customers;

     .    substantial changes in revenues from significant customers;

     . increased manufacturing overhead expenses due to reductions in the number of systems manufactured;

     . timing of announcement and introduction of new systems by us and our competitors;

     .    sudden changes in component prices or availability;

     .    changes in product mix;

     .    delays in orders due to customer financial difficulties;

     . manufacturing inefficiencies caused by uneven or unpredictable order patterns, reducing our gross margins; and

     . higher fixed costs due to increased levels of research and development or patent litigation costs and expansion of our worldwide sales and marketing organization.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

We Incurred Net Operating Losses for the Fiscal Years 1998 and 1999. We May Not Achieve or Maintain Profitability on an Annual Basis, and If We Do Not, We May Not Utilize Deferred Tax Assets.

     Although profitable in 2000, we incurred net losses of approximately $22.4 million for the year ended December 31, 1998 and $0.8 million for the year ended December 31, 1999. We expect to continue to incur significant research and development and selling, general and administrative expenses. We will need to generate significant increases in net sales to achieve and maintain profitability on an annual basis, and we may not be able to do so. Our ability to realize our deferred tax assets in future periods will depend on our ability to achieve and maintain profitability on an annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of our net operating losses.

Year-To-Year Changes in Our List of Major Customers Make It Difficult to Forecast Our Revenue and Achieve Our Sales Goals.

     Our list of major customers changes substantially from year to year, and we cannot predict that a major customer in one year will make significant purchases from us in future years. Accordingly, it is difficult for us to accurately forecast our revenues and operating results from year to year. While we actively pursue new customers, if we are unable to successfully make significant sales to new customers or sell additional systems to existing customers, we may not achieve anticipated net sales levels and our business and operating results would suffer.

Our Lengthy Sales Cycle Increases Our Costs and Reduces the Predictability of
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Our Revenue.

     Sales of our systems depend upon the decision of a prospective customer to increase or replace manufacturing capacity. That decision typically involves a significant capital commitment. Accordingly, the purchase of our systems typically involves time consuming internal procedures associated with the evaluation, testing, implementation, and introduction of new technologies into our customers' manufacturing facilities. For many potential customers, an evaluation as to whether new semiconductor manufacturing equipment is needed typically occurs infrequently. Following an evaluation by the customer as to whether these systems meet their qualification criteria, we have experienced in the past and expect to continue to experience in the future, delays in finalizing system sales while our customers evaluate and receive approval for the purchase of systems and construct new facilities or expand existing facilities. Due to these factors, our systems typically have lengthy sales cycles during which we may have had to expend substantial funds and management effort. The time between our first contact with a customer regarding a specific potential purchase and the customer's placing its first order typically lasts from nine to twelve months and is often even longer. This lengthy sales cycle is expected to make it difficult to accurately forecast future sales and potentially causing our quarterly and annual revenue and operating results to fluctuate significantly from period to period. If anticipated sales from a particular customer are not realized in a particular period due to this lengthy sales cycle, our operating results may be adversely affected.

We Are Highly Dependent on Our International Sales, Particularly Sales in Asian Countries, and If We Are Unable to Sustain and Increase Our International Sales, We May Not Achieve Anticipated Revenue Growth.

     Asia has been a particularly important region for our business and is expected to continue to be important for us. Our sales to Taiwan, Japan, and other Asian countries accounted for 54% of our total sales in 2000, 59% in 1999, and 50% in 1998. All of our international sales accounted for 69% of our total net sales in 2000, 71% in 1999 and 67% in 1998. We anticipate that international sales will continue to account for a significant portion of our net sales. Because of our anticipated continuing dependence upon international sales in general and on sales to Taiwan, Japan, and other Asian countries in particular, we expect to be subject to risk from the effects of regional economic problems. Asian economies have been highly volatile and prone to recession in recent years. Our international sales are expected to continue to be subject to a number of additional risks, including:

     . unexpected changes in law or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes, or export license requirements;

     .    exchange rate volatility;

     .    political and economic instability, particularly in Asia;

     .    difficulties in accounts receivable collections;

     .    difficulties in managing distributors or representatives;

     .    difficulties in staffing and managing foreign subsidiary operations;
          and

     .    potentially adverse tax consequences.

     Our sales to date have been denominated primarily in U.S. dollars, with the exception of sales in Japan, which are denominated in Japanese Yen. The sales to date of CFM have been denominated in U.S. dollars. The sales to date of the STEAG Semiconductor Division have been denominated in various currencies, primarily U.S. dollars and German marks. We have sales in foreign currencies and are exposed to the risk of currency fluctuation risks. For U.S. dollar
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sales in foreign countries, our products become less price competitive in countries with currencies that are declining in value in comparison to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins.

We May Not Achieve Anticipated Revenue Growth if We Are Not Selected as "Vendor Of Choice" for New or Expanded Fabrication Facilities and If Our Systems and Products Do Not Achieve Broader Market Acceptance.

     Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers will tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility, and proven financial performance.

     Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon equipment from this "vendor of choice" for the specific production line application. In addition, the semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, we may face narrow windows of opportunity to be selected as the "vendor of choice" by substantial new customers. It may be difficult for us to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and we may not be successful in obtaining broader acceptance of our systems and technology. If we are unable to achieve broader market acceptance of our systems and technology, we may be unable to grow our business and our operating results and financial condition will be adversely affected.

Unless We Can Continue To Develop and Introduce New Systems that Compete Effectively on the Basis Of Price and Performance, We May Lose Future Sales And Customers, Our Business May Suffer, and Our Stock Price May Decline.

     Because of continual changes in the markets in which we and our customers compete, our future success will depend in part upon out ability to continue to improve our systems and technologies. These markets are characterized by rapidly changing technology, evolving industry standards, and continuous improvements in products and services. Due to the continual changes in these markets, our success will also depend upon our ability to develop new technologies and systems that compete effectively on the basis of price and performance and that adequately address customer requirements. In addition, we must adapt our systems and processes to technological changes and to support emerging target market industry standards.

     The success of any new systems we introduce is dependent on a number of factors. These factors include timely completion of new system designs and market acceptance. We may not be able to improve our existing systems or develop new technologies or systems in a timely manner. In particular, the transition of the market to 300 millimeter wafers will present us with both an opportunity and a risk. To the extent that we are unable to introduce 300 millimeter systems which meet customer requirements on a timely basis, our business could be harmed. The success of new system introductions is dependent on a number of factors, including timely completion of new system designs, system performance, and market acceptance, and may be adversely affected by manufacturing inefficiencies associated with the start up of such new introductions and the challenge of producing systems in volume which meet customer requirements. Because it is generally not possible to predict the time required and costs involved in reaching certain research, development and engineering objectives, actual development costs could exceed budgeted amounts and estimated product development schedules may require extension. Any delays or additional development costs could have a material adverse effect on our business and results of operations. There can be no assurance that we will successfully develop and introduce new products or enhancements to our existing products on a timely basis or in a manner which satisfies potential customers or achieves widespread market acceptance. Because of the complexity
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of our systems, significant delays can occur between the introduction of systems or system enhancements and the commencement of commercial shipments. From time to time, we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, certain systems and enhancements, and may experience such delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Our inability to overcome such difficulties, to meet the technical specifications of any new systems or enhancements, or to manufacture and ship these systems or enhancements in volume and in a timely manner, would materially adversely affect our business and results of operations, as well as our customer relationships.
In addition, we from time to time may incur unanticipated costs to ensure the functionality and reliability of our products early in their life cycles, which costs can be substantial. If new products or enhancements experience reliability or quality problems, we could encounter a number of difficulties, including reduced orders, higher manufacturing costs, delays in collection of accounts receivable, and additional service and warranty expenses, all of which could materially adversely affect our business and results of operations.

We May Not Be Able To Continue To Successfully Compete in the Highly Competitive Semiconductor Industry.

     The semiconductor equipment industry is both highly competitive and subject to rapid technological change. Significant competitive factors include the following:

     .    system performance;

     .    cost of ownership;

     .    size of installed base;

     .    breadth of product line; and

     .    customer support.

     The following characteristics of our major competitors' systems give them a competitive advantage over us:

     .    broader product lines;

     .    longer operating history;

     .    greater experience with high volume manufacturing;

     .    broader name recognition;

     .    substantially larger customer bases; and

     .    substantially greater financial, technical, and marketing resources.

     In addition, to expand our sales we must often replace the systems of our competitors or sell new systems to customers of our competitors. Our competitors may develop new or enhanced competitive products that will offer price or performance features that are superior to our systems. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, and sale of their product lines. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

We Depend Upon a Limited Number of Suppliers for Many Components and Subassemblies, and Supply Shortages or the Loss of These Suppliers Could Result In Increased Cost or Delays in Manufacture and Sale of Our Products.
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     We rely to a substantial extent on outside vendors to manufacture many of the components and subassemblies of our systems. We may obtain many of these components and subassemblies from a sole source or a limited group of suppliers. Because of our anticipated reliance on outside vendors generally, and on a sole or a limited group of suppliers in particular, we may be unable to obtain an adequate supply of required components.

     In addition, we may have reduced control over pricing and timely delivery of components. We often quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may not be able to raise the cost of the system being evaluated by our customers to cover all or part of the increased cost of components.

     The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. As a result, we have in the past and we may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of our required components or subassemblies, we may have to seek alternative sources of supply or manufacture such components internally. This could delay our ability to manufacture or timely ship our systems, causing us to lose sales, incur additional costs, delay new product introductions, and harm our reputation.

We Are Highly Dependent on Our Key Personnel to Manage Our Business and Their Knowledge of Our Business, Management Skills, and Technical Expertise Would Be Difficult to Replace.

     Our success will depend to a large extent upon the efforts and abilities of Brad Mattson, our chief executive officer, our current management and technical staff, as well as key managerial and technical employees of the STEAG Semiconductor Division and CFM who joined us in connection with the transactions, any of whom would be difficult to replace. The loss of Mr. Mattson or other key employees could limit or delay our ability to develop new products and adapt existing products to our customers' evolving requirements and result in lost sales and diversion of management resources.

     Similarly, current and prospective employees may experience uncertainty about their future roles with us until our strategies with regard to the integration of our operations with those of the STEAG Semiconductor Division and CFM are announced or executed. This may adversely affect our ability to attract and retain key management, sales, marketing, and technical personnel.

Because of Competition for Additional Qualified Personnel, We May Not Be Able To Recruit or Retain Necessary Personnel, Which Could Impede Development or Sales of Our Products.

     Our growth will depend on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales, and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense in all of our locations, but particularly in the San Francisco Bay Area where our headquarters is located. If we are unable to retain existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop and market our products and perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction.

If We Are Unable to Protect Our Intellectual Property, We May Lose a Valuable Asset, Experience Reduced Market Share, Fail to Prevail in Existing Litigation or Experience Additional Costly Litigation, Including Pending Litigation
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Involving CFM, to Protect Our Proprietary Technology.

     We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements, and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the use of such technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to protect our technology. In addition, any patents owned by us could be challenged, invalidated, or circumvented and any rights granted under any patent may not provide adequate protection to us. Furthermore, we may not have sufficient resources to protect our rights. Our competitors may independently develop similar technology, duplicate our products, or design around patents that may be issued to us. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our products in such foreign countries. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce our intellectual property rights.

     Our CFM subsidiary is currently litigating three ongoing cases involving CFM's intellectual property. See "Item 3--Legal Proceedings". As a result of such litigation, we may incur significant and ongoing legal costs. There can be no assurance as to the outcome of such litigation. Defenses or counterclaims in these proceedings could result in the nullification of any or all of the subject patents.

We Might Face Intellectual Property Infringement Claims that May Be Costly To Resolve and Could Divert Management Attention Including the Potential for Patent Infringement Litigation as a Result of Our Increased Market Strength in RTP and Entry into the Wet Processing Market.

     We may from time to time be subject to claims of infringement of other parties' proprietary rights. Certain subsidiaries comprising the STEAG Semiconductor Division have in the past been sued by competitors alleging infringement of such competitors' patents. Although all of such lawsuits have been settled or terminated, the risk of further intellectual property litigation for us may be increased following the completion of the transactions with STEAG.

     Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties, and prevent us from manufacturing and selling our products.

Any of these situations could have a material adverse effect on our business and operating results in one or more countries.

Our Failure to Comply with Environmental Regulations Could Result in Substantial Liability.

     We are subject to a variety of federal, state, local, and foreign laws, rules, and regulations relating to environmental protection. These laws, rules, and regulations govern the use, storage, discharge, and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, personal injury, and fines or suspension or cessation of our operations. As a result of the merger, we may be exposed to liability if there are past or future violations by CFM or the STEAG Semiconductor Division. Restrictions on our ability to expand or continue to operate our present locations could be
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imposed upon us or we could be required to acquire costly remediation equipment or incur other significant expenses.

The Price of Our Common Stock Has Fluctuated in the Past and May Continue To Fluctuate Significantly in the Future, Which May Lead to Losses By Investors or to Securities Litigation.

     The market price of our common stock has been highly volatile in the past, and our stock price may decline in the future. We believe that a number of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:

     . general conditions in the semiconductor industry or in the worldwide economy;

     .    announcements of developments related to our business;

     .    fluctuations in our operating results and order levels;

     . announcements of technological innovations by us or by our competitors;

     .    new products or product enhancements by us or by our competitors;

     . developments in patent litigation or other intellectual property rights; or

     . developments in our relationships with our customers, distributors, and suppliers.

     In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have frequently been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management's attention and resources.

Any Future Business Acquisitions May Disrupt Our Business, Dilute Stockholder Value, or Distract Management Attention.

     As part of our ongoing business strategy, we may consider additional acquisitions of, or significant investments in, businesses that offer products, services, and technologies complementary to our own. Such acquisitions could materially adversely affect our operating results and/or the price of our common stock. Acquisitions also entail numerous risks, including:

     . difficulty of assimilating the operations, products, and personnel of the acquired businesses;

     .    potential disruption of our ongoing business;

     .    unanticipated costs associated with the acquisition;

     . inability of management to manage the financial and strategic position of acquired or developed products, services, and technologies;

     . inability to maintain uniform standards, controls, policies, and procedures; and

     . impairment of relationships with employees and customers which may occur as a result of integration of the acquired business.

     To the extent that shares of our stock or other rights to purchase stock are issued in connection with any future acquisitions, dilution to our existing stockholders will result and our earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to our business, and we may not achieve a satisfactory return on our investment in any acquired businesses.

We Are Exposed to the Risks of Operating a Global Business.

     Managing our global operations presents challenges that could materially and adversely affect demand for our systems and related services. These challenges include, among others, the following:

     .    cultural diversities;

     .    periodic economic downturns;

     .    trade balance issues;

     .    political instability; and

     .    fluctuations in interest and currency exchange rates.

     For example, our business, financial condition and results of operations may be affected by global uncertainties with respect to:

     . the slowdown in the rate of gross domestic product growth forecasted for next year;

     .    foundry capacity utilization;

     .    capital spending in the telecommunications industry; and

     . memory price weakness may affect our business, financial condition and results of operations.

     Our exposure to these global business risks has increased as a result of our acquisition of the STEAG Semiconductor Division and CFM.